June 17, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-195679) of Eclipse Resources Corporation, a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 2:30 p.m. (Washington, D.C. time) on June 19, 2014, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated June 9, 2014, through the date hereof:

Preliminary Prospectus dated June 9, 2014

7,150 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. LLC
As Representatives of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Jackson
	Name: Title:	James Jackson Vice President

GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
	Name: Title:	Richard Cohn Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kevin Bonebrake
	Name: Title:	Kevin Bonebrake Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER